JNL VARIABLE FUND III LLC
                        225 West Wacker Drive, Suite 1200
                             Chicago, Illinois 60606
                                 (312) 338-5801


April 30, 2003

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      Jackson National Variable Fund III
         File Nos: 333-79535 and 811-09369
         CIK:0001082835
         Accession Number: 0000933691-03-000097

Dear Sir/Madam:

On April 30, 2003, the above referenced 485BPOS filing was forwarded via Edgar. It has been determined that the 485BPOS filing was filed by mistake and we are requesting withdrawal of the previously accepted 485BPOS filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel